Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

Management’s Discussion and Analysis
For the three and six months ended June 30, 2012
New Gold Inc.

TABLE OF CONTENTS

1          EXECUTIVE SUMMARY

2          FINANCIAL AND OPERATING HIGHLIGHTS
3                 Financial highlights
4                 Operating highlights
4                 Development and exploration highlights
5                 Corporate developments

6          OUTLOOK FOR 2012

7          KEY PERFORMANCE DRIVERS AND MARKET REVIEW
7                 Key performance drivers
8                 Economic outlook

9          CORPORATE RESPONSIBILITY

10          FINANCIAL AND OPERATING RESULTS
10                 Summary of quarterly financial results
13                 Summary of year to date financial results
16                 Review of operating mines

22          DEVELOPMENT AND EXPLORATION REVIEW

24          MINERAL RESERVES AND RESOURCES UPDATE

24          FINANCIAL CONDITION REVIEW
24                 Balance sheet review
26                 Liquidity and cash flow
27                 Commitments
27                 Contingencies
28                 Contractual obligations
28                 Related party transactions
28                 Off-balance sheet arrangements
28                 Subsequent events
29                 Outstanding shares

29          NON-GAAP FINANCIAL PERFORMANCE MEASURES

31          ENTERPRISE RISK MANAGEMENT
31                 General risks
31                 Financial risk management

36          CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

36          CONTROLS AND PROCEDURES

37          CAUTIONARY NOTES

Management’s Discussion and Analysis

For the three and six months ended June 30, 2012

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”) and including its predecessor entities. This MD&A should be read in conjunction with New Gold’s unaudited consolidated financial statements for the three and six month periods ended June 30, 2012 and 2011 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risk factors set out in a cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in millions, unless otherwise noted. This MD&A has been prepared as at August 1, 2012. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

EXECUTIVE SUMMARY

New Gold is an intermediate gold producer with operating mines in the United States, Canada, Mexico and Australia and development projects in Canada and Chile. With a strong financial position and an experienced management team and Board of Directors, the Company has a solid platform to continue to execute New Gold’s growth strategy. During the second quarter of 2012, the Mesquite Mine in the United States (“Mesquite”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”) and Peak Gold Mines in Australia (“Peak Gold Mines”) combined to produce 95,158 ounces of gold. During the quarter, New Gold announced that production at the New Afton Mine in Canada (“New Afton”) had started with the first ore having been processed through the mill circuit in June. The June production start met the company’s originally stated timeline and the commissioning of the mill circuit has been consistent with its expectations. Subsequent to quarter-end, New Afton has reached commercial production, as defined by 60% of mill capacity in a consecutive 30 day period.  The commercial production period will start on August 1, 2012.  In addition, New Gold owns 30% of the world-class El Morro Project (“El Morro”) located in Chile and the exciting Blackwater Project in Canada (“Blackwater”). New Gold announced that on June 27, 2012 the Ontario Superior Court of Justice (the “Court”) publicly released its decision regarding the ownership interests in El Morro.  The Court dismissed Barrick Gold Corporation’s (“Barrick”) claim and confirmed that New Gold and Goldcorp will continue as partners on the project and the transaction between New Gold and Goldcorp Inc. (“Goldcorp”), which closed February 16, 2010, will stand.  On July 18, 2012, New Gold announced further growth at Blackwater with Indicated and Inferred Mineral Resources having increased 30%, or 1.7 million ounces of gold, and 7%, or 0.2 million ounce of gold, respectively.  This latest resource estimate will act as the basis for the Preliminary Economic Assessment (“PEA”) targeted for completion in September 2012.

New Gold’s production costs remain very competitive when compared to the broader gold mining industry and provide the Company with strong margins. In the second quarter of 2012, New Gold achieved total cash costs1 of $472 per ounce of gold sold and an average realized gold price1 of $1,486 per ounce, resulting in a margin1 per ounce of $1,014 . This compares to a margin per ounce of $1,063 in the second quarter of 2011. New Gold has been able to maintain its costs well below the industry average as the Company also produces silver and copper as by-product metals, which have historically moved in line with some of the input cost pressures faced by the mining industry.

New Gold continues to build on its successful portfolio which now consists of four operating mines and two development projects, all located in jurisdictions that are generally considered favourable to mining activities.

1.
We use certain non-GAAP financial performance measures throughout our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” of this MD&A.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011

Operating Information:
Gold (ounces):
Produced	95,158	88,478	194,432	196,100
Sold	96,927	95,039	190,603	199,250
Silver (ounces):
Produced	592,307	520,408	1,048,891	1,155,728
Sold	574,702	602,349	1,013,843	1,188,145
Copper (thousands of pounds):
Produced	4,010	3,359	7,693	6,851
Sold	4,885	3,637	6,665	7,542
Average realized price (1):
Gold ($/ounce)	1,486	1,417	1,530	1,365
Silver ($/ounce)	28.68	38.85	30.42	35.78
Copper ($/pound)	3.24	4.05	3.48	4.12
Total cash costs per gold ounce sold (1)(2)	472	354	507	353
Average realized margin (1) ($/ounce)	1,014	1,063	1,023	1,012

Financial Information (3):
Revenues	176.1	171.6	344.9	342.8
Earnings from mine operations	76.3	83.5	154.1	163.9
Net earnings from continuing operations	23.7	78.6	57.3	103.3
Net earnings	23.7	78.6	57.3	103.3
Adjusted net earnings(1)	45.7	49.8	91.0	96.6
Cash generated from operations	72.1	87.5	138.2	148.7
Net cash generated from continuing operations	46.2	43.9	82.9	93.9
Capital expenditures	145.3	85.9	261.4	143.1

Share Data:
Earnings per share from continuing operations:
Basic	0.05	0.19	0.12	0.25
Diluted	0.05	0.16	0.11	0.25
Adjusted net earnings per basic share (1)	0.10	0.12	0.20	0.24
Share price as at June 30 (TSX - Canadian dollars)	9.71	9.95	9.71	9.95
Weighted average outstanding shares (basic) (millions)	462	416	462	408

1.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

2.
The calculation of total cash costs per gold ounce sold is net of by-product silver and copper revenues. If silver and copper revenues were treated as co-products, co-product total cash costs for the three months ended June 30, 2012 would be $654 per ounce of gold (2011 - $576), $12.58 per ounce of silver (2011 - $15.74); and $1.61 per pound of copper (2011 - $2.19). For the six months ended June 30, 2012, co-product cash costs would be $661 per ounce of gold (2011 - $555), $13.14 per ounce of silver (2011 - $14.53); and $1.78 per pound of copper (2011 - $2.25).

3.	The 2011 figures are presented for comparative purposes only.

FINANCIAL HIGHLIGHTS

•   Revenues were $176.1 million for the second quarter of 2012, an increase of 3% compared to $171.6 million in the same period in 2011.  The increase was driven primarily by gold and copper sales which were higher than the prior year period.  While the average realized price of gold increased from $1,417 in the prior year period to $1,486 per ounce, the average realized price decrease in copper and silver offset this.  Revenues were  $344.9 million for the first half of 2012, consistent with  $342.8 million in the same prior year period.

•   Earnings from mine operations were $76.3 million in the second quarter of 2012 relative to $83.5 million in the same prior year period. The decrease in earnings from mine operations is attributed to additional depreciation expense incurred related to higher quarterly production, as well as increased cost pressures.  Earnings from mine operations was $154.1 million for the first half of 2012 compared to $163.9 million in the same prior year period.

•   Net earnings from continuing operations were $23.7 million or $0.05 per basic share compared to $78.6 million or $0.19 per basic share in the prior year period.  The key factor driving this reduction is the impact of non-operating “Other gains and losses”.  A  loss  of  $22.0 million was recorded in the second quarter of 2012 relative to a gain of  $28.5 million in the prior year period. A key contributor to this was the fair value change of share purchase warrants and convertible debt which generated a gain of $11.1 million in 2012 compared to a gain of $33.3 million in the prior year. Additionally, a loss of $31.8 million was recorded in 2012 related to the redemption of the 10% Senior Secured Notes (“Senior Secured Notes”).  This $31.8 million loss consists of a cash redemption premium of $9.4 million, with the balance of the loss representing non-cash adjustments for writing down the related prepayment embedded derivative asset and remaining accretion.  Net earnings from continuing operations for the first half of 2012 were $57.3 million or $0.12 per basic share, compared to $103.3 million or $0.25 per basic share in the same period in 2011.

•   Adjusted net earnings were $45.7 million or $0.10 per basic share, relative to $49.8 million or $0.12 per basic share in the prior year period.  Adjusting for other gains and losses reflects generally consistent earnings quarter on quarter.  Adjusted net earnings from continuing operations for the first half of 2012 were $91.0 million or $0.20 per basic share, compared to $96.6 million or $0.24 per basic share in the prior year period.

•   Cash generated from operations, excluding income taxes paid, was $72.1 million compared to $87.5 million in the same period in 2011.  Cash generated from operations was impacted by accelerated reclamation work at the Mesquite mine for $4.5 million and a negative change in working capital of $8.1 million, relative to a positive change in working capital in the prior year period of $0.6 million.  Cash generated from operations, excluding income taxes paid, for the first half of 2012 was $138.2 million compared to $148.7 million in 2011.

•   Net cash generated from operations, including income taxes paid, was $46.2 million for the second quarter of 2012 compared to $43.9 million in 2011. Income taxes paid in the second quarter of 2012 were $25.9 million compared to $43.6 million in the same period in 2011 reflecting a timing difference in payment of corporate taxes.  For the first half of 2012, net cash generated from operations, including income taxes paid, was $82.9 million compared to $93.9 million in 2011.

•   Cash and cash equivalents was $230.4 million at June 30, 2012 compared to $309.4 million at December 31, 2011, and $235.7 million at March 31, 2012.  This reduction is primarily due to planned project spending at New Afton in advance of the start of production.

•   On April 7, 2012, New Gold closed a $300 million, 7.0% Senior Unsecured Notes offering.

OPERATING HIGHLIGHTS

*  The 2010 comparative cash costs per ounce have been adjusted to be consistent with the 2012 and 2011 methodology which capitalizes property, plant and equipment components in accordance with IFRS.

•   Gold production for the quarter was 95,158 ounces, an increase of 8% compared to 88,478 ounces in the same period in 2011.  The increase is primarily driven by the combination of mining of areas closer to reserve grade and higher recoveries at Peak Gold Mines during the second quarter of 2012.  Gold production was 194,432 ounces in the first half of 2012 compared to 196,100 ounces in the same prior year period.

•   Gold sales were 96,927 ounces, up 2% from 95,039 ounces in the same period in 2011. The difference is caused by the higher production levels partially offset by timing of gold sales and related inventory movements.  Gold sales were 190,603 ounces during the first half of 2012 compared to 199,250 ounces in the same prior year period.

•   Total cash costs per ounce sold, net of by-product sales were $472 per ounce relative to $354 per ounce in the same period in 2011.  This increase is primarily the result of lower by-product revenues due to lower realized silver and copper price, as well as continued cost pressures at the operating sites.  Total cash costs per ounce sold, net of by-product sales, were $507 per ounce for the first half of 2012 compared to $353 per ounce in the same period in 2011.

•   The average realized margin was $1,014 per ounce for the second quarter of 2012 compared to $1,063 in the same prior year period.  The average realized price per gold ounce increased to $1,486  in the second quarter of 2012 relative to $1,417 in  the same period of 2011, but was offset by the increase in cash costs per ounce sold.  Average realized margin for the first half of 2012 was $1,023 per ounce, up 1% from the prior period average realized margin of $1,012 per ounce.

DEVELOPMENT AND EXPLORATION HIGHLIGHTS

•   At New Afton, processing of ore from underground and surface stockpiles through the mill began on June 28th, 2012. In addition to the commissioning of the mill, underground development advanced a record total of 2,655 metres during the second quarter of 2012, compared to an advance of 2,600 metres during the first quarter of 2012.  Twelve drawbells were completed during the quarter, for a total of 29 drawbells completed to date.  Ore stockpiled on surface totaled approximately one million tonnes at June 30, 2012.
.
•   Subsequent to quarter-end, New Afton has reached commercial production, as defined by 60% of mill capacity in a consecutive 30 day period.  The average daily milling rate during the month of July was 7,428 tonnes per day, or 68% of 11,000 tonnes per day capacity.  The commercial production period will start August 1, 2012.

•   Subsequent to quarter-end, updated National Instrument 43-101 compliant Mineral Resource estimate for Blackwater was announced, reflecting an Indicated gold Resource of 230 million tonnes at an average grade of 0.96 grams per tonne containing 7.1 million ounces of gold at a 0.4 gold-equivalent gram per tonne cut-off grade, and an Inferred gold Resource of 98 million tonnes at an average grade of 0.77 grams per tonne containing 2.5 million ounces of gold at a 0.4 gold-equivalent gram per tonne cut-off grade.

•   At Blackwater, exploration activity continues to accelerate with the completion of 177 holes totalling 56,411 metres in the second quarter. There are sixteen drills active at site conducting delineation and infill drilling, as well as exploring the mineral potential of areas selected for possible future infrastructure.  One additional drill has commenced reconnaissance drilling at the adjacent Capoose property.  Three drills have been added subsequent to quarter-end.

CORPORATE DEVELOPMENTS

An important aspect of New Gold’s business strategy is the pursuit of disciplined growth through mergers and acquisitions. The Company came together through two accretive business combinations in mid-2008 and mid-2009, respectively. Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities. The Company’s focus is primarily on adding assets in the jurisdictions where it already has an established presence and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, all while ensuring that any potential acquisition is accretive on key metrics. In short, New Gold strives to pursue corporate development initiatives that will leave the Company and its shareholders in a fundamentally stronger position than it is today.

New Afton – Production Started

On June 28, 2012, production at New Afton started with the first ore having been processed through the mill circuit.  Since the first ore was placed in the circuit, the mill has been running on a continuous basis with progressively more ore being added.  Subsequent to quarter-end, New Afton has reached commercial production, as defined by 60% of mill capacity in a consecutive 30 day period.  The average daily milling rate during the month of July was 7,428 tonnes per day, or 68% of 11,000 tonnes per day capacity.  The commercial production period will start August 1, 2012. New Afton highlights through to the second quarter include:

•	29 drawbells completed project-to-date already, ahead of target of 26 drawbells by end of June

•	Surface ore stockpile of one million tonnes which equates to approximately three months of production at full 11,000 tonnes per day capacity

•	Average stockpile grade of 0.88 grams per tonnes gold and 0.94% copper

New Afton is forecast to produce 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper at total cash costs, net of by-product credits, of ($1,200) to ($1,300) per ounce in 2012.

El Morro

On June 27, 2012, New Gold announced that the Ontario Superior Court of Justice had released its decision regarding ownership interests in El Morro. The Court’s decision confirms that New Gold and Goldcorp will continue as partners in the El Morro project. The Court dismissed Barrick’s attempt to claim it should have been New Gold’s partner. Based on the decision, the transaction between New Gold and Goldcorp, which closed on February 16, 2010, will stand. New Gold holds a fully carried 30 percent interest in El Morro and Goldcorp, the project developer and operator, holds the remaining 70 percent.

Certain of the key terms under the El Morro Shareholders Agreement include:

•	Goldcorp carries New Gold’s full 30 percent share of the project’s capital costs. The development capital costs, on a 100% basis, were most recently estimated at the end of 2011 at $3.9 billion

•	After the start of production, New Gold retains 20% of its 30% of cash flow with the remaining 80% going to repay the carried funding and accumulated interest

•	The interest rate on the carried funding has been fixed at 4.58%

•	Goldcorp is obligated to pay New Gold a penalty payment of $1.5 million per month should Goldcorp not start construction within 60 days of the receipt of requisite permits and approvals

Blackwater

Subsequent to quarter-end, on July 18, 2012, New Gold announced an updated National Instrument 43-101 compliant Mineral Resource estimate for Blackwater.  The latest resource estimate includes drilling through May 14, 2012 and is supported by analytical data received from 417 holes totaling 147,619 metres. With this additional data, the Indicated and Inferred Mineral Resources have increased by 30%, or 1.7 million ounces of gold, and 7%, or 0.2 million ounces of gold, respectively.

•	Indicated Mineral Resource: 230 million tonnes at an average grade of 0.96 grams gold per tonne containing 7.1 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

•	Inferred Mineral Resource: 98 million tonnes at an average grade of 0.77 grams gold per tonne containing 2.5 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

•	This latest resource estimate will serve as the basis for its PEA which is targeted for completion in September 2012.

New Gold is also pleased to report that its local Vanderhoof office and sample preparation lab opened in June, further establishing the Company’s commitment to the local community.

Senior Unsecured Notes Offering

On April 5, 2012 New Gold closed a private offering of $300 million aggregate principal amount of 7.0% Senior Unsecured Notes due 2020 (“Senior Unsecured Notes”). New Gold subsequently used the net proceeds of the Senior Unsecured Notes to fund the redemption of its 10.0% Senior Secured Notes due 2017 and will use the remaining proceeds for general corporate purposes.

OUTLOOK FOR 2012

New Gold is pleased to confirm its guidance for 2012 as follows:

2012 PRODUCTION AND COST GUIDANCE

	Gold	Silver	Copper	Total cash costs
	(thousands of ounces)	(thousands of ounces)	(millions of pounds)	(per ounce/pound)
Mesquite	140-150	-	-	$710 - $730
Cerro San Pedro	140-150	1,900-2,100	-	$250 - $270
Peak Gold Mines	90-100	-	12-14	$640 - $660
New Afton	35-45	-	30-35	($1,200)-($1,300)
Total	405-445	1,900-2,100	42-49	$410-$430

 New Afton production range includes gold and silver produced between mill start-up and achievement of commercial production.  The revenue from this pre-production period will be offset against capital costs.  New Afton gold and copper sales from the point of commercial production forward are expected to be 20,000 to 30,000 ounces and 20 to 25 million pounds, respectively.

New Gold is pleased to reiterate its guidance for 2012. The company forecasts gold production of 405,000 to 445,000 ounces at a total cash costs per ounce sold, net of by-product sales, of $410 to $430 per ounce. As outlined in the company’s February 2012 guidance news release, gold production was anticipated to be steady in the first two quarters of the year and then move higher with the benefit of production from New Afton in the second half of 2012. Total cash costs were also anticipated to steadily decline from the first quarter through the end of the year as evidenced by the decrease in costs from the first to second quarter. Beyond the expectation of a strong operational second half of 2012, the company looks forward to a number of other important catalysts. Certain highlights in the second half of the year should include:  the Blackwater PEA, continued exploration results from Blackwater and Capoose as well as results from the New Afton exploration program.

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon.

KEY PERFORMANCE DRIVERS AND MARKET REVIEW

KEY PERFORMANCE DRIVERS

There are a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are spot prices of gold, silver and copper, as well as foreign exchange rates.

Production Volumes and Cost

New Gold has demonstrated a history of achieving guidance with respect to production volumes and costs. New Gold’s portfolio of operating mines achieved another solid production quarter, with 95,158 ounces of gold production in the second quarter of 2012, driving the Company’s year to date gold production to 194,432 ounces.  With the operating production base and the incremental production growth from New Afton’s June production start, the Company is on track, once again, to meet its annual production guidance.
Total cash costs per ounce sold for the quarter and year to date, net of by-product sales, of $472 and $507 per gold ounce sold, respectively, are below the industry average cost.

New Gold’s outlook is to increase gold production in 2012 by approximately 10% and total cash costs per ounce sold are forecast to decrease by approximately $30 per ounce compared to the 2011 level.

Commodity Prices

Gold prices
The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely related to the prevailing price of gold.

The gold price fell from $1,663 to $1,599 during the second quarter, although remaining up from the start of the year. The analyst consensus outlook for precious metals over the rest of 2012 is still broadly positive, with support expected to continue from investment, central bank and emerging market demand. Thomson Reuters GFMS, a leading metals consultancy, is forecasting an average price of $1,690 for 2012, and expects gold prices to remain strong during 2013.

During the second quarter of 2012, New Gold achieved an average realized gold price of $1,486 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at Mesquite at $801 per ounce) which compared to an average market gold price of $1,611 per ounce.  For the first half of 2012, New Gold had an average realized gold price of $1,530 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at Mesquite at $801 per ounce) which compared to an average market gold price of $1,650 per ounce.

Silver and copper prices
Silver declined to $27.08 at the end of the second quarter of 2012, compared to $35.02 and $32.43 per ounce at June 30, 2011 and March 31, 2012, respectively.  For the quarter, New Gold had an average realized price of $28.68 per ounce, which compares well to the average market silver price of $29.42 per ounce. For the first half of 2012, New Gold had an average realized price of $30.42 per ounce, compared to the average market silver price of  $31.02 per ounce.

Copper prices declined through the second quarter from $4.22 and $3.85 per pound at June 30, 2011 and March 31, 2012, respectively, to $3.45 per pound at June 30, 2012, close to where they started the year at $3.43 per pound. For the quarter, New Gold had an average realized price of  $3.24 per pound, which compares to the average market copper price of $3.57 per pound.  New Gold’s second quarter average realized price for copper was impacted by downward adjustments of provisionally priced shipments for which four month forward pricing was elected.  To address this, New Gold has entered into copper swap agreements to essentially fix the copper price at shipment date.  For the first half of 2012, New Gold had an average realized price of $3.48 per pound, compared to the average market copper price of $3.67 per pound.

Foreign Exchange Rates
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars.

New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. We have exposure to the Australian dollar through our Peak Gold Mines operations, and to the Mexican peso through Cerro San Pedro Mine. We also have exposure to the Canadian dollar through New Afton and Blackwater, as well as due to corporate administration costs.

The Australian dollar weakened slightly during the second quarter, giving back some of the gains from the first quarter. While a stronger Australian dollar can impact cash costs at Peak Gold Mines in U.S. dollar terms, correlation between the copper price and the Australian dollar can act as a natural cost hedge over time.

The Mexican peso also weakened on average through the second quarter. A stronger Mexican peso can increase costs in US dollar terms, although a significant proportion of costs at Cerro San Pedro are incurred in U.S. dollars.

The Canadian dollar declined slightly during the second quarter. While Canadian dollar strength affects costs at the Company's Canadian operations in U.S. dollar terms, copper produced from New Afton is expected to help counter this in the future.

For impact on operating costs, refer to the “Review of Operating Mines” section for Cerro San Pedro and Peak Gold Mines for details.

ECONOMIC OUTLOOK

Economic concerns have continued through 2012, with only gradual signs of a shift towards recovery and growth in the face of continuing political and financial difficulties in the US and in Europe.

Against this uncertain backdrop, some suggestions of global economic recovery are starting to tentatively emerge. This suggests that markets should expect continuing volatility, uncertainty, and be wary of inflationary pressures on the horizon. These factors are considered positive for gold, and as such the Company remains confident that the gold price will remain strong for the foreseeable future, as illustrated by the latest gold price forecast from Thomson Reuters GFMS who expect gold to continue to be strong during 2013.

CORPORATE RESPONSIBILITY

New Gold is committed to excellence in corporate social responsibility. We consider our ability to make a lasting and positive contribution toward sustainable development through the protection of the health and well-being of our people and our host communities, environmental stewardship and community engagement and development, a key driver to achieving a productive and profitable business.

As a partner of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles on Human Rights, Labour, Environment and Anti-corruption. As a member of the Mining Association of Canada (MAC), our Canadian projects adhere closely to the principles of MAC’s Towards Sustainable Mining program.

New Gold’s corporate responsibility objectives include promoting and protecting the welfare of our employees through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. At New Gold, we believe that our people are our most valued assets regardless of gender, race, cultural background, age or religion. We strive to create a culture of inclusiveness that begins at the top and which is reflected in our hiring, promotion and overall human resources practices. We encourage tolerance and acceptance in worker-to-worker relationships. In each of our host communities we are recognized as an employer of choice as a result of our competitive wages, competitive benefits and our policies of recognizing and rewarding employee performance and promoting from within.

We are committed to preserving the long-term health and viability of the natural environments affected by our operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – we are committed to excellence in environmental management. From the earliest site investigations, we carry out comprehensive environmental studies to establish baseline measurements for flora, fauna, land, air and water. During operations we promote the efficient use of resources, work to minimize environmental impacts and maintain robust monitoring programs, including groundwater and air quality. We implement progressive reclamation and re-vegetation activities throughout the life of our operations. After mining activities are complete, our objective is to restore the land to a level of productivity equivalent to its pre-mining capacity. We continually seek new strategies for enhancing our environmental performance including programs to improve energy efficiency, reduce our carbon footprint and minimize our use of water and other resources.

We are committed to establishing relationships based on mutual benefit and active participation with our host communities to contribute to healthy communities and sustainable community development. Wherever our operations interact with indigenous peoples, we endeavor to understand and respect traditional values, customs and culture. We take meaningful action to serve their development needs and priorities through collaborative agreements aimed at creating jobs, training and lasting socio-economic benefits. We foster open communication with local residents and community leaders and strive to be a full partner in the long-term sustainability of the communities and regions in which we operate. We believe that only by thoroughly understanding the people, their histories, and their needs and plans, can we engage in a meaningful development process that will contribute to their cultural and economic health and welfare.

FINANCIAL AND OPERATING RESULTS

SUMMARY OF QUARTERLY FINANCIAL RESULTS

Revenues
The $4.5 million revenue increase is driven primarily by gold and copper sales volumes which were higher than the prior year period.  Gold and copper sales in the second quarter of 2012 were 96,927 ounces and 4.9 million pounds, respectively, relative to 95,039 ounces and 3.6 million pounds, respectively in the second quarter of 2011. Sales of copper at Peak Gold Mines increased as the concentrate inventory built up from the first quarter of 2012 was reversed.  Sales of silver decreased to 574,702 ounces from 602,349 ounces in the same prior year period.  The average realized price of gold increased from $1,417 in the prior year period to $1,486 per ounce, positively impacting revenue.  However, the average realized price decrease in copper and silver negatively impacted revenue relative to the prior year period.  The copper and silver average realized prices in the second quarter of 2012 were $3.24 per pound and $28.68 per ounce respectively, relative to $4.05 per pound and $38.85 per ounce, respectively in the second quarter of 2011.

Operating expenses
Operating expenses increased from $70.9 million in 2011 to $78.0 million in the second quarter of 2012, impacted largely by the increased metal sales volumes.

Depreciation and depletion
Depreciation and depletion for the quarter ended June 30, 2012 was  $21.8  million compared to  $17.2  million for the same prior year period as increased gold production impacted the units of production depreciation methodology.

Earnings from mine operations
For the quarter ended June 30, 2012, New Gold had earnings from mine operations of  $76.3 million compared with $83.5  million in the same prior year period.

Corporate administration costs
Corporate administration costs were $6.3 million in the second quarter of 2012 compared to $5.2 million incurred in the same prior year period. Corporate costs were impacted primarily by increased consulting costs, salaries and related employee costs.

Share-based compensation costs
Share-based compensation costs were $2.9 million and $2.6 million in the second quarters of 2012 and 2011, respectively. A large component of share-based compensation cost is the mark-to-market of restricted share units as the New Gold share price fluctuates over the year.

Exploration costs
Exploration costs of $4.5 million in the second quarter of 2012 compared with $4.0 million for the same prior year period.

Hedging
For the quarter ended June 30, 2012, Mesquite had realized losses of $10.8 million within revenues for settlement of gold hedge contracts during the quarter totalling 16,500 ounces. As a result of the decrease in the spot price of gold from $1,663 per ounce to $1,599 per ounce between March 31, 2012 and June 30, 2012, Mesquite recognized $12.7 million of pre-tax unrealized gains in the mark-to-market of remaining contracts within other comprehensive income.

Other gains and losses
The following other gains and losses are all deducted for the purposes of adjusted net earnings:

Non-hedged derivatives
For the quarter ended June 30, 2012, the Company recorded a fair value change of share purchase warrants and convertible debt generating a gain of $11.1 million compared to a gain of $33.3 million in the same prior year period. As the share purchase warrants and convertible debt are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as liabilities. The fair value of these liabilities is assessed each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements. Generally, movements in the traded value of the share purchase warrants correlate to movements in the Company’s share price. So, as the Company’s share price increases or decreases, the liability and expense related to the share purchase warrants increases or decreases. The opposite impact occurs when the Company’s share price decreases in the period.  This is also the case for the convertible debt, the fair value of which is assessed using the Company’s stock volatility as a key assumption.

Loss on Redemption of Senior Secured Notes
On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes. The Senior Unsecured Notes mature on April 15, 2020 and incur interest at 7.0% payable semi-annually. On May 7, 2012, $197.6 million of the proceeds were used to redeem the Company’s existing 10% Senior Secured Notes (inclusive of outstanding interest at the date of redemption).  A loss of $31.8 million was recorded in respect of the redemption which consisted of a cash redemption premium of $9.4 million, with the balance of the loss representing non-cash adjustments for writing down the related prepayment embedded derivative asset and remaining accretion.  Embedded in the Senior Secured Notes was an early redemption option that had a fair value of $15.4 million on the redemption date, which was written off.  This option allowed the Company to redeem the Senior Secured Notes at a premium of 105% of face value.  As well, the difference between the face value and book value of the debt, or $7.0 million, was fully accreted.  There is no prior year comparative for this loss.  With respect to 2011, the early redemption option was fair valued at June 30, 2011 giving rise to a gain of $3.3 million in the prior year period.

Foreign exchange
The Company recognized a foreign exchange gain of $0.5 million for the quarter ended June 30, 2012 compared to a loss of $1.1 million in the same prior year period. This reflects minimal net movements in the currencies that New Gold operates in relative to the U.S. dollar in the second quarter of 2012. The prior year loss was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica Resources Inc., and Peak Gold Ltd. Including deferred income tax liabilities, debt and cash, New Gold carried a net liability in these foreign currencies which had weakened, reducing the U.S. dollar-denominated liability and generating a foreign exchange gain in the prior period.

Ineffectiveness of hedge instruments
For the quarter ended June 30, 2012, a loss of  $2.0 million (2011 –  $1.9 million) was recorded reflecting the ineffective portion of the gold hedge.

Income tax
Income and mining tax expense in the second quarter of 2012 was $17.0 million compared to $21.0 million in the same prior year period, reflecting an effective tax rate of 42% for the second quarter of 2012 compared to 21% in the prior year period.  The variance in effective tax rate is primarily due to the impact of other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rate in the second quarter was 27% compared to 30% in the same prior year period.  This reflects the relatively consistent mix of jurisdictions in which we operate where statutory tax rates have not changed materially quarter over quarter. The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures.

Net earnings from continuing operations
For the quarter ended June 30, 2012, New Gold had net earnings from continuing operations of  $23.7 million, or $0.05 per basic share. This compares with net earnings from continuing operations of $78.6 million, or $0.19 per basic share in the same prior year period.  The key factor driving this reduction is the impact of non-operating other gains and losses noted above.

Adjusted net earnings
For the quarter ended June 30, 2012, adjusted net earnings from continuing operations were $45.7 million or $0.10 per basic share, relative to $49.8 million or $0.12 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains (losses)” on the condensed consolidated income statement. Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed notes and the embedded derivative in the Senior Secured Notes. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted, particularly the loss on redemption of the senior secured notes. Adjusting for these items provides an improved measure to internally evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

Quarterly financial and operating information
Selected financial and operating information for the current and previous quarters is as follows:

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(in millions of U.S. dollars,
except per share amounts and where noted)	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010
Gold sales (ounces)	96,927	93,676	99,612	93,028	95,039	104,211	116,964	89,692	82,401

Revenues	176.1	168.8	177.6	175.5	171.6	171.2	189.4	127.1	112.4

Net earnings (loss) from continuing operations	23.7	33.5	35.0	40.7	78.6	24.7	25.6	44.8	(26.0)
Per share:
Basic	0.05	0.07	0.08	0.09	0.19	0.06	0.07	0.11	(0.07)
Diluted	0.05	0.07	0.07	0.09	0.16	0.06	0.06	0.11	(0.07)

Net earnings (loss)	23.7	33.5	35.0	40.7	78.6	24.7	25.6	44.8	(36.2)
Per share:
Basic	0.05	0.07	0.08	0.09	0.19	0.06	0.07	0.11	(0.09)
Diluted	0.05	0.07	0.07	0.09	0.16	0.06	0.06	0.11	(0.09)

Adjusted net earnings	45.7	44.2	42.2	49.5	49.8	47.9	57.0	29.3	14.1
Per share:
Basic	0.10	0.10	0.09	0.11	0.12	0.12	0.15	0.07	0.04
Diluted	0.10	0.09	0.09	0.11	0.12	0.12	0.14	0.07	0.04

SUMMARY OF YEAR TO DATE FINANCIAL RESULTS

Revenues
Revenues increased marginally to $344.9 million when compared to $342.8 million in the same prior year period as the increase in average realized gold price has offset the reduction in sales volume and as well as average realized price decrease of copper and silver.   The increase represents the net of an increase in average realized gold prices from $1,365 per ounce during the first half of 2011 to $1,530 per ounce in 2012 being offset by lower sales of gold ounces of 190,603 ounces compared to 199,250 ounces. Sales of silver decreased to 1,013,843 ounces from 1,188,145 ounces in the same prior year period.

Operating expenses
Operating expenses increased from $141.7 million in the first half of 2011 to $150.3 million in the same period in 2012. The operating sites have generally experienced inflationary pressures on input costs.

Depreciation and depletion
Depreciation and depletion for the six months ended June 30, 2012 was $40.5 million compared to $37.2 million for the same prior year period.  This figure is primarily impacted by an annual reclassification of the non-depletable asset base to depletable that occurred at year-end 2011.  The base of assets for the units of production depletion calculation increased, in turn impacting the 2012 depletion relative to 2011.

Earnings from mine operations
For the six month period ended June 30, 2012, New Gold had earnings from mine operations of $154.1 million compared to $163.9 million in the same prior year period.

Corporate administration costs
Corporate administration costs were $13.0 million for the six months ended June 30, 2012 compared to $11.2 million incurred in the same prior year period. Corporate costs were impacted primarily by increased legal fees, consulting costs, salaries and related employee costs.

Share-based compensation costs
Share-based compensation costs were $5.3 million and $5.4 million in the six month periods ended June 30, 2012 and 2011, respectively. A large component of share-based compensation cost is the mark-to-market of restricted share units as the New Gold share price fluctuates over the year.

Exploration costs
Exploration costs of $7.3 million in the six month period ended June 30, 2012 were compared with $6.3 million for the same prior year period.

Hedging
For the six month period ended June 30, 2012, Mesquite had realized losses of $23.7 million within revenues for settlement of gold hedge contracts totalling 33,000 ounces. As a result of the increase in the spot price of gold from $1,531 per ounce to $1,599 per ounce between December 31, 2011 and June 30, 2012, Mesquite recognized $9.3 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.

Other gains and losses
The following other gains and losses are all deducted for the purposes of adjusted net earnings:

Non-hedged derivatives
For the six month period ended June 30, 2012, the Company recorded a fair value change of share purchase warrants and convertible debt generating a gain of $2.5 million compared to a gain of $6.6 million in the same prior year period. As the share purchase warrants and convertible debt are denominated in Canadian dollars, but the Company’s functional currency is the U.S. dollar, it is a requirement under IFRS to account for them as liabilities. The fair value of these liabilities is assessed at each reporting period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected on the financial statements. Generally, movements in the traded value of the share purchase warrants correlate to movements in the Company’s share price. So, as the Company’s share price increases or decreases, the liability and expense related to the share purchase warrants increases or decreases. The opposite impact occurs when the Company’s share price decreases in the period.  This is also the case for the convertible debt, the fair value of which is assessed using the Company’s stock volatility as a key assumption.

Loss on Redemption of Senior Secured Notes
On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes. The Senior Unsecured Notes mature on April 15, 2020 and incur interest at 7.0% payable semi-annually. On May 7, 2012, $197.6 million of the proceeds were used to redeem the Company’s existing 10% Senior Secured Notes (inclusive outstanding interest at the date of redemption).  A loss of $31.8 million was recorded in respect of the redemption which consisted of a cash redemption premium of $9.4 million, with the balance of the loss representing non-cash adjustments for writing down the related prepayment embedded derivative asset and remaining accretion.  Embedded in the Senior Secured Notes was an early redemption option that had a fair value of $15.4 million on the redemption date, which was written off.  This option allowed the Company to redeem the Senior Secured Notes at a premium of 105% of face value.  As well, the difference between the face value and book value of the debt, or $7.0 million, was fully accreted.  There is no prior year comparative for this loss.  With respect to 2011, the early redemption option was fair valued at June 30, 2012 giving rise to a gain of $0.9 million in the prior year period.

Gains on fair value through profit and loss (“FVTPL”) financial assets
The Company recognized a gain on FVTPL financial assets of nil in the six month period ended June 30, 2012 compared to $1.3 million in the same prior year period. The 2011 gain pertains to the Asset Backed notes that were sold in the period year period.

Foreign exchange
The Company recognized a foreign exchange loss of $1.0 million for the six month period ended June 30, 2012 compared to a gain of $2.0 million in the same prior year period. This reflects minimal net movements in the currencies that New Gold operates in relative to the U.S. dollar in the second quarter of 2012. The prior year gain was generated on the revaluation of monetary assets and liabilities and deferred income tax liabilities recorded on the business combination between New Gold, Metallica Resources Inc., and Peak Gold Ltd. Including deferred income tax liabilities, debt and cash, New Gold carried a net liability in these foreign currencies which had weakened, reducing the U.S. dollar-denominated liability and generating a foreign exchange gain in the prior period.

Ineffectiveness of hedge instruments
For the six months ended June 30, 2012, a loss of  $2.2 million (2011 –  $3.7 million) was recorded reflecting the ineffective portion of the gold hedge.

Income tax
Income and mining tax expense in the first half of 2012 was $35.3 million compared to $41.0 million in the same prior year period, reflecting an effective tax rate of 38% for the first half of 2012 compared to 28% in the prior year period. The variance in effective tax rate is primarily due to the impact of the other gains and losses.

On an adjusted net earnings basis, the adjusted effective tax rates were 28% and 31% for six month periods ended June 30, 2012 and 2011. This reflects the relatively consistent mix of jurisdictions in which we operate where statutory tax rates have not changed materially quarter over quarter. The adjusted effective tax rates exclude the impact of changes in the recognition of deferred tax assets, specifically fair value changes in share purchase warrants and convertible debentures.

Net earnings from continuing operations
For the six month period ended June 30, 2012, New Gold had net earnings from continuing operations of $57.3 million, or $0.12 per basic share. This compares with net earnings from continuing operations of $103.3 million, or $0.25 per basic share in the same prior year period.  The key factor driving this reduction is the impact of non-operating other gains and losses noted above.

Adjusted net earnings
For the six month period ended June 30, 2012, adjusted net earnings from continuing operations were $91.0 million or $0.20 per basic share, which decreased from $96.6 million or $0.24 per basic share in the prior year period.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains (losses)” on the condensed consolidated income statement. Key entries in this grouping are the fair value changes for share purchase warrants, convertible debt, asset backed notes and the embedded derivative in the Senior Secured Notes. Additionally, foreign exchange gain or loss and other non-recurring items are adjusted, particularly the loss on redemption of the Senior Secured Notes. Adjusting for these items provides an improved measure to internally evaluate the underlying operating performance of the Company as a whole for the reporting periods presented. The prior period tax is also adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

See “Non-GAAP Financial Performance Measures” for reconciliation of net earnings to adjusted net earnings.

REVIEW OF OPERATING MINES

MESQUITE MINE, CALIFORNIA, UNITED STATES

A summary of Mesquite operating results is provided below:

MESQUITE OPERATIONS REVIEW

	Three months ended June 30,		Six months ended June 30,
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011

Operating Information:
Tonnes of ore mined (000s)	4,187	2,440	7,859	4,716
Tonnes of waste mined (000s)	7,693	9,983	14,920	20,574
Ratio of waste to ore	1.84	4.09	1.90	4.36
Tonnes of ore to leach pad (000s)	4,187	2,440	7,859	4,716
Average grade:
Gold (grams/tonne)	0.42	0.63	0.50	0.70
Gold (ounces):
Produced (1)	36,253	33,764	80,653	82,619
Sold	37,149	34,582	80,766	85,000
Average realized price (2):
Gold ($/ounce) (3)	1,310	1,241	1,371	1,240
Total cash costs per gold ounce sold (2)(3)	657	654	641	588

Financial Information (4):
Revenues	48.7	42.9	110.7	105.4
Earnings from mine operations	18.1	15.2	45.5	44.0
Capital expenditures	2.1	2.7	3.7	5.3

1.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

3.	Average realized price per gold ounce for Mesquite includes realized gains and losses from gold hedge settlements.
4.	The 2011 figures are presented for comparative purposes only.

Quarterly Operating Results

Production
Gold production for the quarter ended June 30, 2012 was 36,253 ounces compared to 33,764 ounces produced in the same period in 2011. Production was higher in the second quarter of 2012 primarily as a result of higher ore tonnes placed on the leach pad, partially offset by lower ore grade due to mine sequencing.

Revenue
Revenue for the quarter ended June 30, 2012 was $48.7 million compared to $42.9 million in the same period last year primarily due to higher ounces sold and higher average realized gold price. The average realized gold price during the second quarter of 2012 of $1,310 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London PM fix gold price of $1,611 per ounce. In the same period in 2011, Mesquite recognized an average realized gold price of $1,241 per ounce of gold sold, which compares to the average London PM fix gold price of $1,507 per ounce.

Total cash costs
Total cash costs per ounce of gold sold for the quarter ended June 30, 2012 were $657 per ounce, in line with the $654 per ounce in the same prior year period.

Earnings from mine operation
The combination of strong gold production and a higher average realized gold price led Mesquite to generate $18.1 million in earnings from mine operations compared to the $15.2  million of earnings  from mine operations during the second quarter of 2011.

Capital expenditures
Capital expenditures totalled $2.1 million and $2.7 million, respectively, for the quarters ended June 30, 2012 and 2011, respectively, and consisted primarily of major component replacements which are capitalized under IFRS.

Year to Date Operating Results

Production
Gold production for the six month period ended June 30, 2012 was 80,653 ounces compared to 82,619 ounces produced in the same period in 2011. Production was lower in 2012 primarily as a result of lower grade ore being placed on the leach pad, partially offset by an increase in ore tonnes placed on the leach pad in the first half of 2012 compared to the same period in 2011.

Revenue
Revenue for the six month period ended June 30, 2012 was $110.7 million compared to $105.4 million in the same period last year mainly due to a higher realized gold price partially offset by lower ounces sold. The average realized gold price during the six month period ended June 30, 2012 of $1,371 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London PM fix gold price of $1,650 per ounce. In the same period in 2011, Mesquite recognized an average realized gold price of $1,240 per ounce of gold sold, which compares to the average London PM fix gold price of $1,446 per ounce.

Total cash costs
Total cash costs per ounce of gold sold for the six month period ended June 30, 2012 were $641 per ounce compared to $588 per ounce in the same prior year period. The increase is primarily a result of increased input costs and lower gold production levels due mainly to lower grade ore.

Earnings from mine operation
Primarily as a result of higher average realized gold price, Mesquite generated $45.5 million in earnings from mine operations,  higher than $44.0 million of earnings  from mine operations during the first half of 2011.

Capital expenditures
Capital expenditures totalled $3.7 million and $5.3 million for the six month periods ended June 30, 2012 and 2011, respectively, and consisted primarily of major component replacements which are capitalized under IFRS.

CERRO SAN PEDRO MINE, MEXICO

A summary of Cerro San Pedro’s operating results is provided below:

CERRO SAN PEDRO OPERATIONS REVIEW

	Three months ended June 30		Six month ended June 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011

Operating Information:
Tonnes of ore mined (000s)	3,378	4,131	7,394	7,837
Tonnes of waste mined (000s)	4,626	3,863	9,156	8,460
Ratio of waste to ore	1.37	0.94	1.24	1.08
Tonnes of ore processed (000s)	3,378	4,131	7,394	7,837
Average grade:
Gold (grams/tonne)	0.58	0.51	0.52	0.53
Silver (grams/tonne)	29.55	25.12	28.00	26.31
Gold (ounces):
Produced (1)	36,944	39,737	70,928	75,338
Sold	36,012	43,634	68,783	75,351
Silver (ounces):
Produced (1)	592,307	520,408	1,048,891	1,155,728
Sold	574,702	602,349	1,013,843	1,188,145
Average realized price (2):
Gold ($/ounce)	1,595	1,506	1,642	1,458
Silver ($/ounce)	28.68	38.85	30.42	35.78
Total cash costs per gold ounce sold (2)(3)	168	26	199	18

Financial Information(4) :
Revenues	73.9	89.1	143.8	152.3
Earnings from mine operations	41.4	55.8	81.6	90.0
Capital expenditures	4.3	0.8	7.2	2.0

1.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
2.
We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, operating margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.

3.
The calculation of total cash costs per ounce of gold is net of by-product silver revenue. If the silver revenues were treated as a co-product, average total cash costs at Cerro San Pedro for the three months ended June 30, 2012, the average total cash costs at Cerro San Pedro would be $486 per ounce of gold (2011 - $415) and $8.74 per ounce of silver (2011 - $10.69). For the six months ended June 30, 2012, the average total cash cost would  be $509 per ounce of gold (2011 - $420) and $9.43 per ounce of silver (2011 - $10.30).

4.	The 2011 figures are presented for comparative purposes only.

Cerro San Pedro achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards. Cerro San Pedro has had a history of legal challenges relating primarily to it’s Environmental Impact Statements (“EIS”). On August 5, 2011 a new EIS was granted for Cerro San Pedro. The EIS contains a number of conditions with which Minera San Xavier S.A. de C.V. (“MSX”) a wholly owned subsidiary of the Company and operator of Cerro San Pedro, must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

Quarterly Operating Results

Production
Gold production for the quarter ended June 30, 2012 was  36,944 ounces compared to  39,737  ounces produced in the same period in 2011. The lower production level reflects a decrease in the ore tonnes placed on the leach pad offset by the mining of higher gold grades.  Silver production for the quarter ended June 30, 2012 was  592,307 ounces compared to 520,408 ounces produced in the same period in 2011. The increase in silver production reflects a strong silver grade relative to the same prior year period.

Revenue
Revenue for the quarter ended June 30, 2012 was  $73.9 million compared to $89.1 million in the same prior year period due primarily to lower average realized price of silver and lower ounces of gold sold. The average realized silver price per ounce during the second quarters of 2012 and 2011 was $28.68 and $38.85 , respectively, which also correlates to the average London fix silver price of $29.42 and $38.17 per ounce, respectively.  Gold sales for the second quarter of 2012 were 36,012 ounces relative to 43,634 ounces in the same prior year period.  Cerro San Pedro was mining at above reserve grade in the comparative period in 2011. The average realized gold price during the second quarters of 2012 and 2011 was $1,595 and $1,506 per ounce, respectively, which compares to the average London PM fix gold price of $1,611 and $1,507 per ounce, respectively.

Total cash costs
Total cash costs per ounce of gold sold for the quarter ended June 30, 2012 were $168 per ounce compared to $26 per ounce in the prior year. The increase in total cash costs when compared to the same period of 2011 is primarily driven by lower silver realized price and lower silver sales volume, negatively impacting the by-product revenue.

Earnings from mine operations
Cerro San Pedro generated $41.4 million in earnings from mine operations in the second quarter of 2012 compared to $55.8 million in the same period of the prior year. Earnings from mine operations in the second quarter of 2012 decreased as a result of lower silver sales volumes during the quarter, as well as a reduction in the average silver realized price.

Capital expenditures
Capital expenditures totalled $4.3 million and $0.8 million for the quarters ended June 30, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with a leach pad expansion and mining equipment additions.

Year to Date Operating Results

Production
Gold production for the six month period ended June 30, 2012 was 70,928 ounces compared to 75,338 ounces produced in the same period in 2011. The decrease in the production level reflects a decrease in the ore tonnes placed on the leach pad, in addition to mining of lower gold grades. Silver production for the six month period ended June 30, 2012 was 1,048,891 ounces compared to 1,155,728 ounces produced in the same period in 2011. The reduction in silver production reflects a particularly strong first quarter of 2011 which benefitted from higher grade silver being placed on the leach pad in the quarter itself and the residual benefit from higher grade silver being placed late in 2010 due to mine sequencing.

Revenue
Revenue for the six month period ended June 30, 2012 was $143.8 million compared to $152.3 million in the same prior year period due to lower gold and silver sales volumes, as well as a lower average silver realized price. This was offset partially by higher average realized gold price. The average realized gold price during the first half of 2012 and 2011 was $1,642 and $1,458 per ounce, respectively, which compares well to the average London PM fix gold price of $1,650 and $1,446 per ounce, respectively. The average realized silver price per ounce during the first half of 2012 and 2011 was $30.42 and $35.78 , respectively, which also correlates to the average London fix silver price of $31.02 and $34.92 per ounce, respectively.

Total cash costs
Total cash costs per ounce of gold sold for the six month period ended June 30, 2012 were $199 per ounce compared to $18 per ounce in the prior year. The increase in total cash costs when compared to the same period of 2011 is primarily driven by lower silver realized prices and lower silver sales volume, negatively impacting the by-product revenue.

Earnings from mine operations
Cerro San Pedro generated $81.6 million in earnings from mine operations in the first half of 2012 compared to $90.0 million in the same period of the prior year.

Capital expenditures
Capital expenditures totalled $7.2 million and $2.0 million for the six month periods ended June 30, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with a leach pad expansion and mining equipment additions.

Impact of Foreign Exchange on Operations
Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. The value of the Mexican peso weakened from an average of 11.88 to the U.S. dollar in the first half of 2011 compared to 13.26 to the U.S. dollar in 2012. This had a positive impact of approximately $38 per ounce of gold sold.

During the second quarter of 2012 compared to the same prior year period, the value of the Mexican peso decreased from an average of 11.71 to the U.S. dollar in the second quarter of 2011 to 13.55 to the U.S. dollar in the second quarter of 2012. This had a positive impact of approximately $47 per ounce of gold sold, which partly offset the impact of the other factors described above.

Exploration Project Review
Exploration drilling activities at the Cerro San Pedro Sulphide Project continued during the second quarter with 10,946 metres in 19 holes drilled and the completion of additional metallurgical flotation test work on high grade sulphide mineralization.

The objective of the Cerro San Pedro Sulphide Project is to develop an economically viable mineral resource within a zone of high grade manto-style sulphide mineralization as it extends from an area of historic underground mining south of the current open pit.

PEAK GOLD MINES, NEW SOUTH WALES, AUSTRALIA

A summary of Peak Gold Mines operating results is provided below:

PEAK GOLD MINES OPERATIONS REVIEW

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011

Operating Information:
Tonnes of ore mined (000s)	178	187	350	364
Tonnes of ore processed (000s)	181	187	365	376
Average grade:
Gold (grams/tonne)	4.23	2.92	4.07	3.59
Copper (%)	1.19	1.05	1.15	1.02
Recovery rate (%):
Gold	89.1	85.1	89.8	87.8
Copper	84.3	77.1	83.4	81.3
Gold (ounces):
Produced	21,961	14,977	42,851	38,143
Sold	23,766	16,823	41,054	38,899
Copper (thousands of pounds):
Produced	4,010	3,359	7,693	6,851
Sold	4,885	3,637	6,665	7,542
Average realized price (1):
Gold ($/ounce)	1,597	1,549	1,656	1,458
Copper ($/pound)	3.24	4.05	3.48	4.12
Total cash costs per gold ounce sold (1)(2)	645	585	759	488

Financial Information (3):
Revenues	53.5	39.6	90.4	85.1
Earnings from mine operations	16.8	12.6	27.0	30.0
Capital expenditures	11.0	9.0	20.2	17.6

1.
We use certain non-GAAP financial performance measures throughout this MD&A. Total cash costs per gold ounce sold, average realized price, average realized margin, adjusted net earnings and adjusted net earnings per share are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

2.
The calculation of total cash costs per ounce of gold is net of by-product copper revenue. If copper revenues were treated as a co-product, the average total cash costs at Peak Gold Mines for the three months ended June 30, 2012  would be $907 per ounce of gold (2011 - $871) and $2.02 per pound of copper (2011 - $2.82). For the six months ended June 30, 2012  the total cash costs would be $962 per ounce of gold (2011 - $772) and $2.29 per pound of copper (2011 - $2.76).

3.	The 2011 figures are presented for comparative purposes only.

Quarterly Operating Results

Production
Peak Gold Mines produced 21,961 ounces of gold and 4.0 million pounds of copper during the second quarter of 2012 compared to  14,977 ounces of gold and  3.4 million pounds of copper for the same prior year period.  Gold and copper production benefited from both higher average grade and recovery rates.  Gold grade was more in line with reserve grade in 2012 relative to 2011.

Revenue
Revenue for the second quarter of 2012 was $53.5 million, 35% higher than in the same period in 2011 as production was higher than the same prior year period.  Additionally, the concentrate inventory build-up that occurred in the first quarter of 2012 was reversed in the second quarter, allowing sales of 4.9 million copper pounds relative to production of 4.0 million copper pounds.  An increase in average realized gold prices of $1,597 per ounce compared to $1,549 per ounce also positively impacted revenue; however, this revenue impact was more than offset by average realized copper prices of $3.24 per pound in the second quarter of 2012 compared to $4.05 per pound in the same prior year period. This compares to the average London PM fix gold price $1,611 and $1,507 per ounce for the second quarters of 2012 and 2011, respectively. The average London Metals Exchange copper price was $3.57 for the second quarter of 2012 and $4.15 for 2011.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the quarter were $645 compared to $585 in the same period of 2011. The increase in total cash costs when comparing 2012 with 2011 was caused by the reduced average realized copper price as well as spreading the by-product revenue over more gold ounces sold.  Additionally, total cash costs were impacted by the appreciation of the Australian dollar during 2012 and the inflationary cost pressures, particularly labour, in the region.

Earnings from mine operations
The higher production and related sales resulted in Peak Gold Mines generating $16.8 million in earnings from operations during the second quarter of 2012 compared to $12.6 million in the same prior year period.

Capital expenditures

Capital expenditures totalled $11.0 million and $9.0 million for the quarters ended June 30, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

Year to Date Operating Results

Production
Peak Gold Mines produced 42,851 ounces of gold and 7.7 million pounds of copper during the first half of 2012 compared to 38,143 ounces of gold and 6.9 million pounds of copper for the same prior year period.  Gold and copper production was higher as a result of higher grade ore mined and improved mill recoveries.

Revenue
Revenue for the six months ended June 30, 2012 was $90.4 million, or 6%, higher than in the same period in 2011 mainly due to higher gold sales and higher average realized gold prices.  Partially offsetting this was a decrease in copper pounds sold of 6.7 million pounds compared to 7.5 million pounds in the prior year, as well as a reduction in average realized copper price.  While the concentrate inventory was reduced in the second quarter of 2012, some additional reduction will still be expected in the third quarter.  Average realized gold price was $1,656 per ounce compared to $1,458 per ounce. This compares to the average London PM fix gold price of $1,650 and $1,446 per ounce for the first halves of 2012 and 2011, respectively. Copper prices were lower at $3.48 per pound compared to $4.12 per pound in the same prior year period.  The average London Metals Exchange copper price was $3.67 for the six months ended June 30, 2012, and $4.26 for 2011.

Total cash costs
Total cash costs per ounce of gold sold, net of by-product sales, for the six months ended June 30, 2012 were $759 compared to $488 in the same period of 2011. The increase in total cash costs when comparing 2012 with 2011 was driven by reduced copper sales and average realized copper price.  A continued reduction of concentrate inventory is expected in the third quarter of 2012 which will positively impact total cash costs going forward. Additionally, total cash costs were impacted by the appreciation of the Australian dollar during 2012 and the inflationary cost pressures, particularly labour, in the region.

Earnings from mine operations
Peak Gold Mines generating $27.0 million in earnings from operations during the first half of 2012 compared to $30.0 million in the same prior year period.

Capital expenditures
Capital expenditures totalled $20.2 million and $17.6 million for the six month periods ended June 30, 2012 and 2011, respectively. Capital expenditures in 2012 were primarily associated with mine development, loader and truck purchases and capitalized exploration.

Impact of Foreign Exchange on Operations
Peak Gold Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of the Australian dollar in the first half of 2012 averaged 0.97 to the U.S. dollar compared to 0.97 in the same period in 2011.

The value of the Australian dollar in the second quarter of 2012 averaged  0.99  against the U.S. dollar compared to 0.94 in the second quarter of 2011 resulting in a  positive  impact on cash costs of approximately $63 per gold ounce sold.

Exploration Project Review
During the second quarter of 2012, the Company conducted 9,061 metres of underground exploration and delineation diamond drilling to delineate additional reserves at its Peak Gold Mines operations. This total includes 1,290 metres drilled in the Perseverance deposit, 6,088 metres drilled in the New Cobar deposit, and 1,352 metres drilled in Peak deposit and 331 metres drilled in the New Occidental deposit. Total underground drilling for the year-to-date is 22,591 metres in 136 holes.

Surface exploration during the reporting period included a total of 3,351 metres of diamond drilling. This comprised of 2,646 metres in five holes at the Beechworth prospect and 798 metres in two holes at the Norma Vale projects, along with the continuation of the Company’s regional exploration initiative comprising geophysical surveys and geochemical sampling of targets identified within the Cobar mineral field.

DEVELOPMENT AND EXPLORATION REVIEW

NEW AFTON, BRITISH COLUMBIA, CANADA

New Afton, the Company’s most immediate development project, commenced production on June 28, 2012.  Subsequent to quarter-end, New Afton has reached commercial production, as defined by 60% of mill capacity in a consecutive 30 day period.  The average daily milling rate during the month of July was 7,428 tonnes per day, or 68% of 11,000 tonnes per day capacity.  The commercial production period will start August 1, 2012.

There was a range of key advances in the second quarter of 2012:

•
Underground development advanced a record total of 2,655 metres during the second quarter of 2012, compared to an advance of 2,600 metres during the first quarter of 2012. The total advance of 2,655 metres excavated during second quarter 2012 represents 113% of budget

•	Twelve drawbells completed during the quarter, for a total of 29 drawbells completed to date

•	Ore stockpiled on surface totaled approximately one million tonnes at June 30, 2012

•	The Tailings Storage Facility, including the reclaim barge and delivery system, are operational

Project spending at New Afton in the second quarter of 2012 was  $97.3 million, excluding capitalized interest of $6 million, bringing the total capital spending for the six months ended June 30, 2012 to $171.7 million, excluding capitalized interest of $13.0 million. This compares to project spending of $71.9 million, excluding capitalized interest of $6.0 million, and $116.5 million excluding capitalized interest of $13.3 million for the three and six months ended June 30, 2011 respectively. The year-to-date capital spending excludes the above noted revenue offset as there were no sales at New Afton between the June 28th production start and the end of the second quarter. The remaining project development capital from the period of commercial production through the end of 2012 is forecast to be approximately $40 million and includes the installation of the gyratory crusher and the completion of the remaining ventilation raises.

Following its June production start, New Afton is forecast to produce 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper at total cash cost, net of by-product credits, of ($1,200) to ($1,300) per ounce in 2012. On a co-product basis, total cash costs in 2012 are expected to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper, respectively. Both the by-product and co-product costs at New Afton are expected to come down meaningfully in 2013 and beyond as the mine hits its full capacity.

New Afton’s production range includes gold and copper produced between mill start-up and achievement of commercial production. The revenue from this pre-commercial production will be offset against capital costs. New Afton gold and copper sales for 2012 from the point of commercial production are expected to be 20,000 to 30,000 ounces and 20 to 25 million pounds, respectively.

Over its currently estimated 12-year mine life, New Afton is expected to produce an average of 85,000 ounces of gold and 75 million pounds of copper annually at total co-product cash costs of approximately $525 per ounce of gold and $1.15 per pound of copper, or a total cash cost, net of by-product credits, of approximately ($1,750) per ounce.

An additional benefit of the completion of underground development at New Afton is that it provides greater access for New Gold’s exploration team to continue drilling the C-zone block of mineralization that lies below and to the side of the New Afton reserve block. New Gold has budgeted $5.0 million for exploration at New Afton in the second half of 2012 to work towards further exploring and delineating the C-zone.

Key milestones for the remainder of the year include:

•	July - First shipment of concentrate from site to Vancouver Wharves

•	August – Commercial production

BLACKWATER, BRITISH COLUMBIA, CANADA

On June 1, 2011, New Gold completed the acquisition of Richfield and its Blackwater Project in central British Columbia. New Gold added to its property holding with the acquisitions of Silver Quest and Geo Minerals in December 2011 and its purchase of the Auro properties for $6.0 million in March 2012.  New Gold’s land position in the Blackwater area is now approximately 1,000 square kilometres.

Subsequent to the quarter-end, on July 18, 2012, a further update to the National Instrument 43-101 compliant Mineral Resource estimate for Blackwater was announced, reflecting an Indicated gold Resource of 230 million tonnes at an average grade of 0.96 grams per tonne containing 7.1 million ounces of gold at a 0.4 gram per tonne gold-equivalent cut-off grade, and an Inferred gold Resource of 98 million tonnes at an average grade of 0.77 grams per tonne containing 2.5 million ounces of gold at a 0.4 gram per tonne gold-equivalent cut-off grade.

Exploration activity at Blackwater continues to accelerate with the completion of 177 holes totalling 56,411 metres during the second quarter of 2012.  At the end of June, there were 13 drills actively conducting delineation and infill drilling to expand and upgrade the Blackwater Mineral Resource toward Measured and Indicated classification status. Additionally, three drills are exploring the mineral potential of areas selected for possible future infrastructure and operations facilities, and one drill has commenced a reconnaissance exploration drilling at the Capoose prospect located approximately 25 kilometers to the northwest of Blackwater. Subsequent to quarter-end, three drills have been added to the project, one of which is assigned to Capoose.

Blackwater’s initial budgeted exploration primarily related to the planned 210,000 resource delineation and infill program being completed to support a Feasibility Study for the project. New Gold is now targeting the completion of over 250,000 metres of drilling in the Blackwater area during 2012. The forecasted capital for 2012 at Blackwater has increased by $20 million as a result of the more robust exploration program. The 2012 program is also aimed at continuing to expand the Blackwater Mineral Resource beyond its current limits and to explore for new Mineral Resources within the Company’s 1,000 square kilometer property position. The Company is aggressively exploring the project’s potential for additional Mineral Resource as Blackwater is expected to become New Gold’s largest producing mine in 2017. Driven by the continued exploration success, Key activities for the remainder of the year include:

•	Continued infill drilling to expand Blackwater Mineral Resource and upgrade resource classification to measured and indicated levels

•	Identification and preliminary drill testing of new exploration targets within New Gold’s greater land position

•	Installation of a permanent communication system

•	A targeted completion of a PEA study in the third quarter of 2012

•	A planned submission of the project description in the third quarter of 2012

•	Completion of key environmental baseline programs

Project spending at Blackwater, including exploration and infrastructure-related expenditures, in the second quarter of 2012 was $29.6 million. The total capital spending for the six months ended June 30, 2012 was $57.1 million.

The company looks forward to continuing progress at Blackwater through the remainder of 2012 and beyond. Driven by the continued exploration success, New Gold is now targeting the completion of over 250,000 metres of drilling in the Blackwater area during 2012 versus the previous target of 210,000 metres. The forecasted capital for 2012 at Blackwater has increased by $20 million as a result of this more robust exploration program.  As the most recent July mineral resource update incorporated 151 holes totaling 57,064 metres of the total 2012 target, New Gold intends to provide further exploration updates on the Blackwater project through the second half of the year.

EL MORRO, ATACAMA REGION, CHILE

The Company’s 30%-owned El Morro copper-gold project is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar. Goldcorp is the project developer and operator and holds the remaining 70% interest.  On March 16, 2011, Chilean authorities approved the Environmental Impact Assessment.

During the fourth quarter of 2011, the feasibility study update was completed by Goldcorp which estimates total development capital of $3.9 billion (100% basis). Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion. New Gold’s 30% of project spending, excluding interest, for the three months ended June 30, 2012, was $5.1 million. Under an agreement with Goldcorp, they have agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production. New Gold has had no cash outlay in 2011. As at June 30, 2011, the interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. As at June 30, 2012, New Gold has drawn down $46.0 million pursuant to the funding agreement.

In January of 2012, Goldcorp’s Board officially approved commencement of construction of El Morro. Development activity at site has been focused on road building, construction planning, detailed engineering and drilling. Detailed engineering for fresh water and concentrate pipelines is expected to be completed in the third quarter of 2012, engineering of the desalination plant continues, with commitments to purchase equipment having been signed, and planning for power line towers and foundations is in progress. Project field work has been suspended following the April 27, 2012 ruling by the Supreme Court of Chile against approval of the El Morro Project’s environmental permit. See “Contingencies – El Morro” for more information.

MINERAL RESERVES AND RESOURCES UPDATE

New Gold’s production profile is underpinned by the Company’s Mineral Reserve and Resource base combined with its strong record of organic growth through focused exploration and accretive growth through strategic acquisitions.  Subsequent to quarter-end, on July 18, 2012, New Gold announced an updated National Instrument 43-101 compliant Mineral Resource estimate for Blackwater.  The latest resource estimate includes drilling through May 14, 2012 and is supported by analytical data received from 417 holes totaling 147,619 metres. With this additional data, the Indicated and Inferred Mineral Resources have increased by 30%, or 1.7 million ounces of gold, and 7%, or 0.2 million ounces of gold, respectively.

•	Indicated Mineral Resource: 230 million tonnes at an average grade of 0.96 grams gold per tonne containing 7.1 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

•	Inferred Mineral Resource: 98 million tonnes at an average grade of 0.77 grams gold per tonne containing 2.5 million ounces of gold at a 0.40 gold-equivalent gram per tonne cut-off grade

•	This latest resource estimate will serve as the basis for its Preliminary Economic Assessment (“PEA”) which is targeted for completion in September 2012.

FINANCIAL CONDITION REVIEW

SUMMARY BALANCE SHEET

	June 30	December 31	December 31
(in millions of U.S. dollars, except where noted)	2012	2011	2010
Cash and cash equivalents	230.4	309.4	490.8
Other assets	3,142.2	2,912.0	1,938.4
Total assets	3,372.6	3,221.4	2,429.2
	-	-	-
Derivative liabilities	124.6	141.6	153.4
Reclamation and closure cost obligations	49.7	50.7	34.2
Long-term debt	384.7	251.7	229.9
Deferred tax liabilities	130.3	146.9	179.2
Other liabilities	334.5	348.1	312.0
Total liabilities	1,023.8	938.9	908.6
	-	-	-
Total equity	2,348.8	2,282.4	1,520.5

BALANCE SHEET REVIEW

Assets
At June 30, 2012, New Gold held cash and cash equivalents of $230.4 million. This compares to $309.4 million held at December 31, 2011. The Company’s holdings are all in cash and near cash instruments including bank deposits, term deposits and guaranteed investment certificates.

Gold hedge contracts
Under the terms of the term loan facility entered into by Western Mesquite Mines, Inc. (“WMMI”), as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, WMMI executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. New Gold assumed the liability for the sales contracts on completion of the business combination with Western Goldfields Inc. on May 27, 2009. As at June 30, 2012, the remaining gold contracts represent a commitment of 5,500 ounces per month for 30 months with the last commitment deliverable in December 2014 for a total of 165,000 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in IAS 39 and therefore were not designated as cash flow hedges. Accordingly, the period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under IAS 39. Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period with changes in the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in Other Comprehensive Income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

On December 16, 2010, a portion of the gold hedges with two counterparties who had previously been lenders in the WMMI loan facility were moved to one of the new banks included in the Company’s revolving credit facility. This resulted in a de-designation and subsequent immediate re-designation of the hedge position. On re-designation, the Company continued to meet the criteria for hedge accounting under IAS 39 in accounting for its gold hedge. As such, the Company continues to account for the hedges in the same manner as it did before  the change.

The remaining contracts were marked to market as at June 30, 2012 using the June 30, 2012 gold forward curve, resulting in a cumulative unrealized pre-tax loss of $124.6 million that has been disclosed as a liability and a pre-tax loss of $9.3 million to other comprehensive income for the first half of 2012.

Reclamation and Closure Cost Obligations
Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for Mesquite, Cerro San Pedro, Peak Gold Mines, New Afton and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at June 30, 2012 is $49.7 million compared to $50.7 million at December 31, 2011. Changes in the liability are due to changes in estimated cash flows related to reclamation activities, amortization or unwinding of the discount, and revisions to the discount and foreign currency rates used in the valuation of the obligations.

Long-Term Debt
The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At June 30, 2012, the Company had $384.7 million in long-term debt compared to $251.7 at December 31, 2011.

On April 5, 2012 the Company issued a redemption notice for its Senior Secured Notes, and the redemption took place on May 7, 2012. The Company’s new Senior Unsecured Notes were issued on April 5, 2012, mature and become payable on April 15, 2020 and bear interest at a rate of 7% per annum. At June 30, 2012 the face value of the Notes, denominated in U.S. dollars totaled $300 million and the carrying amount totalled $291.9 million. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 each year.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of C$9.35 per share. At June 30, 2012, the aggregate principal of the Debentures was $54.0 million (C$55.0 million). The Debentures are accounted for as compound financial instruments comprised of a liability and a derivative liability for the conversion option. At June 30, 2012, the carrying amount of the liability of $46.8 million will be accreted to the face value of the Debentures over their term to maturity. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Capitalized interest relating to the Debentures was $0.7 million and $0.8 million for the quarters ended June 30, 2012 and 2011, respectively.

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks. The amount of the Facility will be reduced by $50.0 million if Cerro San Pedro is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute. However, the full $50.0 million of credit will be reinstated if operations at Cerro San Pedro resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period. The Facility is for general corporate purposes, including acquisitions. The Facility, which is secured on the Company’s operating assets at Peak Gold Mines, Mesquite and Cerro San Pedro and a pledge of a certain subsidiaries shares, has a term of three years with annual extensions permitted. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		June 30	December 31
	Financial covenant	2012	2011
Minimum tangible net worth	$1.38 billion + 25% of positive quarterly net income	1.9x	1.8x
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0	16.1	17.5
Maximum leverage ratio (debt to EBITDA)	<3.0:1.0	0.8	0.5

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of credit selected by the Company. Based on the Company’s debt to EBITDA ratio, the rate is 2.00% as at June 30, 2012.The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio. Based on the Company’s debt to EBITDA ratio, the rate is 0.75% as at June 30, 2012.

As at June 30, 2012, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Gold Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$1.1 million for Blackwater’s reclamation requirements and C$1.0 million relating to preparations at Vancouver Wharves in advance of concentrate shipments from New Afton.

New Gold’s wholly owned subsidiary Western Goldfields Inc. had a $105.0 million term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of Mesquite. The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allowed the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The related gold hedge extends to the end of 2014 and the related security and covenants were released by the syndicate of banks on December 14, 2010 when New Gold entered in to the Facility. The gold hedge is now secured under the Facility and shares in security, on a pari passu basis, with the new lenders. One of the banks under the Facility replaced two of the original banking institutions as the hedge counterparty for a portion of the overall hedge under the same terms. The hedge will remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

Current and Deferred Income Taxes
The net deferred income tax liability decreased from $138.0 million on December 31, 2011 to $117.3 million on June 30, 2012. The deferred tax liability decreased as a result of the recognition of investment tax credits, foreign exchange impact and additional recoveries in the period relating to foreign operation.

The current income tax liability decreased from $20.5 million on December 31, 2011 to $10.6 million on June 30, 2012.  The primary reason for this is payments being made with respect to the Mexican year-end tax liability as well as payment of U.S. withholding tax accrued at December 31, 2011.

LIQUIDITY AND CASH FLOW

As at June 30, 2012, the Company had cash and cash equivalents held by continuing operations of $230.4 million compared to $309.4 million at December 31, 2011. The change in cash in the quarter ended June 30, 2012 was attributed to the following key items:

•   Strong cash flows from gold sales at Mesquite, Peak Gold Mines and Cerro San Pedro which benefited from prevailing average market gold and silver prices of $1,611 and $29.42 per ounce, respectively, during the quarter;

•   Project spending at New Afton for the six months ended June 30, 2012 of $171.7 million, excluding interest.

•   The release of Mesquite Mine’s reclamation bond of $8.9 million, due to its replacement with a surety bond program.

The Company’s cash and cash equivalents are either held in cash or invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment. The surplus corporate funds are only invested with approved government or bank counterparties.

As at June 30, 2012, the Company had working capital of $170.0 million. In the opinion of management, the working capital at June 30, 2012, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. Based on our current cash balance and expected incremental cash flow, it is expected that the Company’s existing cash will be sufficient to fully fund El Morro and Blackwater. However, this could change if any further acquisitions or external growth opportunities are realized.

During the six months ended June 30, 2012, the Company had positive net cash generated from continuing operations of $82.9 million and invested a total of $261.4 million in mining interests, including $3.7 million at Mesquite, $7.2 million at Cerro San Pedro, $20.2 million at Peak Gold Mines, $171.7 million at New Afton, $57.1 million at Blackwater and the remainder on other projects.

Liquidity and Capital Resources Outlook
The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. In addition to internal growth opportunities, the Company has other prospective properties which include, but are not limited to, the Cerro San Pedro Mine Sulphides and Rio Figueroa in Chile. Internal growth will focus on New Afton, El Morro and Blackwater; however, there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company may consider expansion opportunities through mergers and acquisitions.

Based on the Company’s current cash balance and planned operating cash flow, it is expected that existing cash will be sufficient to fully fund its planned growth profile. In addition, New Gold is not required to fund any of the development capital for El Morro, as under the agreement with Goldcorp the Company’s 30% share is fully funded and both principal and interest will be repaid solely from future cash generated from New Gold’s share of El Morro’s distributable cash flows. As at June 30, 2012 the interest rate on New Gold’s share of the capital funded by Goldcorp has been locked in at 4.58% as per the Company’s funding agreement with Goldcorp.

At the end of the quarter, the Company had cash and cash equivalents balance of $230.4 million. Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds.

On April 5, 2012, the Company closed an offering of Senior Unsecured Notes in the U.S. high yield debt market. These Senior Unsecured Notes incur interest at 7.0% annually and are repayable in 2020. Approximately $197.6 million of the proceeds were used for the redemption of the Company’s Senior Secured Notes. The Company expects it will not need external financing to repay its remaining debt in 2014 and 2020 and the El Morro funding agreement with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro. These statements are based on the current financial position of the Company and prevailing strength of commodity prices and are subject to change if any acquisitions or external growth opportunities are realized.

COMMITMENTS

The Company has entered into a number of contractual commitments related to capital requirements for its operations. At June 30, 2012, these commitments totalled  $130.76 million (2011 – $121.8 million), of which all are expected to fall due over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

El Morro
On January 13, 2010, the Company received a Statement of Claim filed by Barrick Gold Corporation in the Ontario Superior Court of Justice, against the Company, Goldcorp Inc. and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata Copper Chile S.A. and its affiliated subsidiaries as defendants. The claim related to the exercise by Datawave Sciences Inc., a wholly owned subsidiary of the Company, of its right of first refusal with respect to the El Morro Project. A trial took place over approximately eight weeks in June 2011 and October 2011, with written closing arguments exchanged in December 2011 and January 2012, and oral closing arguments completed in early February 2012.  The trial judge’s decision on all issues was publicly released on June 27, 2012.  All claims made by Barrick were dismissed, affirming the defendants’ position that the exercise of the right of first refusal was valid.  The time for Barrick filing an appeal has passed.  The Company is seeking costs from Barrick.

The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro Project’s environmental permit in March 2011. A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“ El Morro”), the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling, however the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. Activities not subject to the environmental permit, including detailed engineering, design work and architectural planning continue. Goldcorp, the project developer and operator, is working closely with the SEA to address any perceived deficiencies regarding the consultation or compensation of indigenous people in respect of the environmental permit.

Cerro San Pedro Mine
Cerro San Pedro has a history of ongoing legal challenges related primarily to its EIS. On August 5, 2011 a new EIS was granted for Cerro San Pedro. The 2011 EIS contains a number of conditions with which MSX, a wholly owned subsidiary of the Company and operator of the Cerro San Pedro Mine, must comply and the work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of Cerro San Pedro.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Company’s payments due under contractual obligations:

CONTRACTUAL OBLIGATIONS

	Payments due by period			Payments due by period
(in millions of U.S. dollars)	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
Long-term debt	-	54.0	-	300.0	354.0
Interest payable on long-term debt	26.9	44.4	19.9	74.1	165.3
Operating leases and other commitments	130.8	15.2	14.7	14.6	175.3
Asset retirement obligations	6.3	2.0	1.5	58.7	68.5
Total contractual obligations	164.0	115.6	36.1	447.4	763.1

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of Notes and Debentures.  On April 5 2012 the company issued a redemption notice for its Senior Secured Notes, and the redemption took place on May 7, 2012. The company’s new Senior Unsecured Notes were issued on April 5, 2012, mature and become payable on April 15, 2020 and bear interest at a rate of 7% per annum. At June 30, 2012 the face value of the Senior Unsecured Notes denominated in U.S. dollars totaled $300.0 million and the carrying amount totalled $291.9 million. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 each year.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At June 30, 2012, the aggregate principal of the Debentures was $54.0 million (C$55.0 million) with remaining interest payable totaling $5.4 million (Cdn$5.5 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the quarter ended June 30, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SUBSEQUENT EVENTS

•	.Other than resolving costs, which the Company is seeking from Barrick, the litigation relating to El Morro is now complete as the time for Barrick filing an appeal has passed

•
The Company achieved commercial production at New Afton on August 1, 2012. Commercial production is defined as 30 consecutive days of plant operation at a rate of 60% of design capacity of the 11,000 tonne per day capacity, or 6,600 tonnes per day. The Company is actively working to ramp up production to full capacity.

OUTSTANDING SHARES

As at July 31, 2012, there were 462,015,401 common shares of the Company outstanding. The Company had 11,420,523 stock options outstanding under its share option plan, exercisable for 11,420,523 common shares. In addition, the Company had 102,092,395 common share purchase warrants outstanding exercisable for 35,661,896 common shares.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Cost per Gold Ounce
“Total cash costs per gold ounce” is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold. The calculation of total cash costs per ounce of gold for Cerro San Pedro and Peak Gold Mines is net of by-product silver and copper sales revenue, respectively.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

TOTAL CASH COSTS PER OUNCE RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts and where noted)	2012	2011	2012	2011
Operating expenses from continuing operations	78.0	70.9	150.3	141.7
Treatment and refining charges on concentrate sales	0.9	2.0	1.8	4.3
By-product copper and silver sales	(33.0)	(38.9)	(55.1)	(75.3)
Non-cash adjustments	(0.1)	(0.4)	(0.4)	(0.4)
Total cash costs	45.8	33.6	96.6	70.3
Ounces of gold sold	96,927	95,039	190,603	199,250
Total cash costs per ounce of gold sold	472	354	507	353

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are financial measures with no standard meaning under IFRS which excludes the following from net earnings:

•   Impairment losses

•   Fair value changes of embedded derivative in senior secured notes

•   Gains (loss) on Fair Value Through Profit and Loss financial assets

•   Ineffectiveness of hedging instruments

•   Fair value changes of non-hedged derivatives such as share purchase warrants and the prepayment option on our convertible debt;

•   Fair value changes of asset backed commercial paper

•   Gains (losses) on foreign exchange, and

•   Other non-recurring items.

Net earnings have been adjusted and tax affected for the group of costs in “Other gains (losses)” on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings from continuing operations. As the loss on the fair value change of non-hedged derivatives is only minimally tax affected in unadjusted net earnings from continuing operations, the reversal of tax on an adjusted basis is also minimal. The prior period tax is adjusted for the foreign exchange impact of deferred tax on non-monetary assets.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and FVTPL financial asset gains/losses. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. The reconciliation of net earnings to adjusted net earnings is below.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts and where noted)	2012	2011	2012	2011
Net earnings before taxes	40.7	99.6	92.6	144.3
Loss on Redemption of Senior Secured Notes	31.8	-	31.8	-
Gain on FVTPL financial assets	-	-	-	(1.3)
Ineffectiveness on hedging instruments	2.0	1.9	2.2	3.7
Fair value change of non-hedged derivatives	(11.1)	(33.3)	(2.5)	(6.6)
(Gain) Loss on foreign exchange	(0.5)	1.1	1.0	(2.0)
Other	(0.2)	1.9	1.6	2.2
Adjusted net earnings before tax	62.7	71.1	126.7	140.3
Income tax expense	(17.0)	(21.0)	(35.3)	(41.0)
Tax adjustments	0.0	(0.4)	(0.4)	(2.7)
Adjusted tax	(17.0)	(21.4)	(35.7)	(43.7)
Adjusted net earnings	45.7	49.8	91.0	96.6
Adjusted EPS	0.10	0.12	0.20	0.24
Adjusted effective tax rate	27%	30%	28%	31%

Average Realized Price and Average Realized Margin
“Average realized price” and “average realized margin per ounce of gold sold” are financial measures with no standard meaning under IFRS. Management uses these measures to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price excludes from revenues unrealized gains and losses on non-hedge derivative contracts.

Average realized margin represents average realized price per ounce less total cash costs per ounce.

Average realized price and average realized margin are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

AVERAGE REALIZED PRICE AND AVERAGE REALIZED MARGIN RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except where noted)	2012	2011	2012	2011
Revenues from gold sales	144.0	134.7	291.6	271.9
Ounces of gold sold	96,927	95,039	190,603	199,250
Average realized price per ounce of gold sold	1,486	1,417	1,530	1,365
Less: Cash costs per ounce of gold sold	472	354	507	353
Average realized margin per ounce of gold sold	1,014	1,063	1,023	1,012

Operating Margin
“Operating margin” is a financial measure with no standard meaning under IFRS, which management uses to further evaluate the Company’s results of operations in each reporting period. Operating margin is calculated as revenues less operating expenses, and therefore does not include depreciation and depletion.

Operating margin is intended to provide additional information only and does not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

OPERATING MARGIN RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S dollars)	2012	2011	2012	2011
Revenues	176.1	171.6	344.9	342.8
Less: Operating expenses	78.0	70.9	150.3	141.7
Operating margin	98.1	100.7	194.6	201.1

ENTERPRISE RISK MANAGEMENT

Readers of this MD&A should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to the 2011 year-end audited consolidated financial statements and our latest Annual Information Form, dated March 26, 2012 and filed on SEDAR at www.sedar.com.

GENERAL RISKS

Environmental Risk
The Company is and will be subject to environmental regulation in Australia, Mexico, the United States and Canada where it operates, as well as in Canada and Chile where it has development properties. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

FINANCIAL RISK MANAGEMENT

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 3 to our audited consolidated financial statements for the year ended December 31, 2011.

				As at June 30, 2012
	Loans and	Designated		Financial
	receivables	as Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in millions of U.S .dollars)	cost	profit/loss	fair value	cost	Total
Financial Assets
Cash and cash equivalents	230.4	-	-	-	230.4
Trade and other receivables	29.7	-	-	-	29.7
Investments	-	-	0.9	-	0.9
Reclamation deposits	0.2	-	-	-	0.2
Financial Liabilities
Trade and other payables	-	-	-	103.5	103.5
Long-term debt	-	-	-	384.7	384.7
Gold contracts	-	124.6	-	-	124.6
Warrants	-	141.9	-	-	141.9
Conversion option	-	19.5	-	-	19.5
Share award units	-	4.4	-	-	4.4

				As at December 31, 2011
	Loans and	Designated		Financial
	receivables	as Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
(in millions of U.S .dollars)	cost	profit/loss	fair value	cost	Total
Financial Assets
Cash and cash equivalents	309.4	-	-	-	309.4
Trade and other receivables	37.6	-	-	-	37.6
Investments	-	-	1.8	-	1.8
Prepayment option	-	18.8	-	-	18.8
Reclamation deposits	10.0	-	-	-	10.0
Financial Liabilities
Trade and other payables	-	-	-	100.4	100.4
Long-term debt	-	-	-	251.7	251.7
Gold contracts	-	141.6	-	-	141.6
Warrants	-	143.6	-	-	143.6
Conversion option	-	24.0	-	-	24.0
Share award units	-	5.3	-	-	5.3

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at June 30, 2012 is not considered to be high.

The Company’s maximum exposure to credit risk at June 30, 2012 and December 31, 2011 is as follows:

	June 30	December 31
(in millions of U.S. dollars)	2012	2011
Cash and cash equivalents	230.4	309.4
Trade receivables	29.7	37.6
Reclamation deposits and other	5.2	14.9
Total financial instruments subject to credit risk	265.3	361.9

The aging of accounts receivable at June 30, 2012 and December 31, 2011 is as follows:

						June 30	December 31
	0-30	31-60	61-90	91-120	Over	2012	2011
(in millions of U.S. dollars)	days	days	days	days	120 days	Total	Total
Mesquite Mine	0.6	-	-	-	-	0.6	0.4
Cerro San Pedro Mine	1.6	-	0.3	0.9	0.6	3.4	4.7
Peak Mine	7.5	-	-	-	-	7.5	5.6
New Afton	9.0	0.2	-	-	-	9.2	16.2
Blackwater	6.7	-	-	-	-	6.7	6.8
Corporate	2.3	-	-	-	-	2.3	3.9
Total trade receivables	27.7	0.2	0.3	0.9	0.6	29.7	37.6

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 19 of our audited consolidated financial statements for the year ended December 31, 2011.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows; however there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19 of our audited consolidated financial statements for the year ended December 31, 2011.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statements of financial position.

	Payments due by period				June 30	December 31
	Less than			After	2012	2011
(in millions of U.S .dollars)	1 year	2-3 years	4-5 years	5 years	Total	Total
Trade and other payables	103.5	-	-	-	103.5	100.4
Long-term debt	-	-	54.0	300.0	354.0	238.0
Interest payable on long-term debt	26.9	44.4	19.9	74.1	165.3	107.9
Gold contracts	51.4	73.2	-	-	124.6	141.6
Total contractual debt commitments	181.8	117.6	73.9	374.1	747.4	587.9

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

Currency Risk
The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i. Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii. Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents; investments; accounts receivable; reclamation deposits; accounts payable and accruals; reclamation and closure cost obligations; and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

			As at June 30, 2012
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	59.1	13.9	3.4	-
Trade and other receivables	18.2	1.1	3.3	-
Trade and other payables	(47.3)	(17.8)	(16.3)	-
Reclamation and closure cost obligations	(8.7)	(15.1)	(15.9)	-
Warrants	(141.9)	-	-	-
Conversion option on convertible debt	(19.5)	-	-	-
Share award units	(4.4)	-	-	-
Long-term debt	(46.8)	-	-	-
Gross balance exposure	(191.3)	(17.9)	(25.5)	-

			As at December 31, 2011
(in millions of U.S. dollars)	Canadian dollar	Australian dollar	Mexican peso	Chilean peso
Cash and cash equivalents	75.3	20.8	2.3	-
Trade and other receivables	27.0	1.2	4.7	-
Prepayment option	18.8	-	-	-
Trade and other payables	(46.5)	(22.3)	(33.9)	-
Reclamation and closure cost obligations	(8.6)	(17.1)	(15.8)	-
Warrants	(143.6)	-	-	-
Conversion option on convertible debt	(24.0)	-	-	-
Share award units	(5.3)	-	-	-
Long-term debt	(221.5)	-	-	-
Gross balance exposure	(328.4)	(17.4)	(42.7)	-

iii. Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	June 30	December 31
(in millions of U.S. dollars)	2012	2011
Canadian dollar	(19.1)	(32.8)
Australian dollar	(1.8)	(1.7)
Mexican peso	(2.5)	(4.3)
Chilean peso	-	-
Total translation risk exposure	(23.4)	(38.8)

Interest Rate Risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed; therefore, there is no exposure to changes in market interest rates. The Facility interest is variable; however the Facility is undrawn as at June 30, 2012.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $2.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk. Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

Price Risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond our control, including:

•     the strength of the U.S. economy and the economies of other industrialized and developing nations

•     global or regional political or economic crises

•     the relative strength of the U.S. dollar and other currencies

•     expectations with respect to the rate of inflation

•     interest rates

•     purchases and sales of gold by central banks and other holders

•     demand for jewelry containing gold, and

•     investment activity, including speculation, in gold as a commodity

The Company acquired gold contracts which mitigate the effects of price changes. The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a) of the notes to the interim condensed consolidated financial statements. At June 30, 2012 the Company had remaining gold forward sales contracts for 165,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 30 months.

During the quarter, the Company’s revenues and cash flows were impacted by copper prices in the range of $3.29 to $3.89 per pound. There is a time lag between the shipment of copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As at June 30, 2012, working capital includes unpriced copper concentrate receivables totalling 1.8 million pounds. A $0.10 change in copper price would have an impact of $0.2 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

	Three months ended June 30
	2012	2012	2011	2011
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	14.4	24.2	13.7	-
Silver price	1.6	-	1.5	-
Copper price	1.6	-	2.3	-
Fuel price	1.2	-	1.3	-
Warrants	14.2	-	1.8	-
Conversion option on convertible debt	2.0	-	4.5	-
Share award units	0.4	-	0.2	-
Total price risk exposure	35.4	24.2	25.3	-

	Six months ended June 30
	2012	2012	2011	2011
(in millions of U.S. dollars)	Net earnings	Other Comprehensive Income	Net earnings	Other Comprehensive Income
Gold price	29.2	24.2	27.2	-
Silver price	2.3	-	3.1	-
Copper price	3.1	-	4.3	-
Fuel price	2.4	-	2.4	-
Warrants	14.2	-	12.8	-
Conversion option on convertible debt	2.0	-	2.8	-
Share award units	0.4	-	0.8	-
Total price risk exposure	53.6	24.2	53.4	-

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company’s critical accounting policies in the audited condensed consolidated financial statements for the year ended December 31, 2011. These significant accounting policies have been consistently applied in the preparation of the accompanying unaudited condensed consolidated interim financial statements for the three month period ended June 30, 2012, except for recent accounting pronouncements as noted in Note 2 (b).

For a discussion of recent accounting pronouncements, please refer to Note 2(b) of the accompanying unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2012.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s Management, with the participation of and under the supervision of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s Management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

The Company’s Management, including its Chief Executive Officer and Chief Financial Officer, believes that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at June 30, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as at June 30, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2011. Deloitte & Touche LLP as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

CAUTIONARY NOTES

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with National Instrument 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this document, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this document, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to Mexico where Cerro San Pedro has a history of ongoing legal challenges to its EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems; the uncertainties inherent to current and future legal challenges the Company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this document are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

The scientific and technical information contained in this MD&A has been approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of New Gold.